Exhibit 99.2

ORLA MINING LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the special meeting (the “Meeting”) of the holders of common shares (“Shareholders”) of Orla Mining Ltd. (the “Company”) will be held on January 21, 2025 at 8:00 a.m. (Vancouver time) at 1133 Melville St #3500, Vancouver, BC V6E 4E5, for the following purposes:

(a)	to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution (the “Acquisition Resolution”), the full extent of which is set forth in Schedule “A” to the management information circular attached hereto (the “Circular”), authorizing and approving the Company’s acquisition of all the issued and outstanding shares of Musselwhite Mine Ltd., a wholly owned subsidiary of Goldcorp Canada Ltd., which will hold the assets and liabilities of the gold mining complex known as the “Musselwhite Mine” located in the Province of Ontario, including any property and assets related to such mine, and enter into any further agreements and take any further actions as required to complete the transaction as contemplated in the share purchase agreement dated November 17, 2024;

(b)	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “Financing Resolution”), the full extent of which is set forth in Schedule “A” to the Circular attached hereto, approving the issuance of a respective portion of senior unsecured convertible notes of the Company (“Notes”) in the aggregate principal amount of US$200,000,000, together with the issuance of the common shares of the Company (“Common Shares”) upon conversion thereof, and the issuance of common share purchase warrants of the Company (“Warrants”), together with the issuance of the Common Shares upon conversion thereof, to each of Pierre Lassonde and Fairfax Financial Holdings Limited (“Fairfax”), or a respective affiliate thereof (the “Concurrent Private Placement”); and

(c)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The record date is December 9, 2024 (the “Record Date”) for determining Shareholders who are entitled to receive notice of and to vote at the Meeting. Only registered shareholders of the Company (“Registered Shareholders”), as of the Record Date, are entitled to receive this notice of the Meeting (“Notice of Meeting”) and to attend and vote at the Meeting.

Each Registered Shareholder whose name is entered on the central securities register of the Company at the close of business on the Record Date is entitled to one vote for each Common Share registered in his, her or its name. In order to become effective, each of the Acquisition Resolution and the Financing Resolution must be approved by a simple majority (50%) of votes cast on such resolution by holders of Common Shares present in person or represented by proxy at the Meeting, other than votes attached to Common Shares required to be excluded from such resolution pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions and the rules of the Toronto Stock Exchange.

Registered Shareholders are requested to read, complete, sign, date and return the applicable enclosed form of proxy in accordance with the instructions set out therein and in the Circular. In order to be valid for use at the Meeting, proxies must be received by our transfer agent, Computershare Investor Services Inc., by 8:00 a.m. (Vancouver time) on January 17, 2025 or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting in the event of any adjournment or postponement thereof. The deadline for the deposit of proxies may be extended or waived by the Chair of Meeting at his discretion without notice.

If your Common Shares are not registered in your name but are held through a broker, investment dealer, bank, trust, company, custodian, nominee or other intermediary (a “Non-Registered Shareholder”) and you have not objected to your Intermediary disclosing certain ownership information to the Company, you can expect to receive a voting instruction form (“VIF”). Please complete and return the request for voting instructions in accordance with the instructions provided. Failure to do so may result in such securities not being voted at the Meeting.

A Shareholder who wishes to appoint a person other than the management nominees identified on the applicable form(s) of proxy or VIF, as applicable, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the applicable form(s) of proxy or VIF, as applicable, and following the instructions for submitting such form of proxy or VIF, as applicable. If you wish that a person other than the management nominees identified on the form of proxy or VIF attend and participate at the Meeting as your proxy and vote your Common Shares, including if you are not a Registered Shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST submit your form of proxy (or proxies) or VIF, as applicable, in accordance with the instructions set out in the Circular.

Non-Registered Shareholders should carefully follow the instructions of their intermediaries to ensure that their Common Shares are voted at the Meeting in accordance with such Shareholder’s instructions.

Dated December 9, 2024.

By Order of the Board of Directors

“Jason Simpson”
Jason Simpson
President, Chief Executive Officer and Director